

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2022

Robert W. Eifler
Chief Executive Officer
Noble Finco Limited
13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

> **Re: Noble Finco Limited**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 31, 2022**
> **File No. 333-261780**

Dear Mr. Eifler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

Exhibits

1.   We note that Travers Smith LLP has provided an opinion regarding the validity of the Topco Shares to be issued in the Business Combination in Exhibit 5.1. Please have counsel revise its opinion to also opine that Topco has the corporate power and authority to execute and deliver and to perform all of its obligations under the warrant agreements.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. For questions relating to tender offer rules, contact Christina Chalk, Senior Special Counsel in the Office of Mergers and Acquisition, at (202) 551- 3263. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Debbie Yee